SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                25 February, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Acquisition announcement made on 25 February, 2005


February 25, 2005

                      BT COMPLETES ACQUISITION OF INFONET

BT today announced the completion of the acquisition of Infonet, one of the world's leading providers of global managed voice and data network services for corporate customers. All conditions to the transaction have now been met, following formal approval of Infonet's stockholders at a general meeting held on February 23.

BT and Infonet announced on 8 November 2004 an agreement for BT to acquire Infonet for $2.06 per share, valuing Infonet at $965m (GBP510m) inclusive of Infonet's cash balance of $390m (GBP205m) (1), or $575m (GBP305m) net of the cash balance.

Infonet, which will be renamed BT Infonet, becomes part of BT Global Services. BT is confident it will achieve the synergy benefits initially announced, of $150m per annum by the third year after completion, in a way which will ensure service quality is maintained. BT Infonet's experienced management team, led by its chief executive, Jose A. Collazo, will remain in place to manage the business, maintain continuity for customers and assist in the integration of the two customer bases and product sets.

Andy Green, CEO BT Global Services, said: "I am very proud to welcome a great team of highly skilled professionals into the BT family. The combination of BT Global Services and Infonet will create a clear leader in the networked IT services market, and will enhance our position as the supplier of choice for multi-site organisations around the world. With the help of our new BT Infonet colleagues, BT Global Services will continue our drive to help our customers address the challenges and opportunities of the digital networked economy."

Jose A. Collazo, chief executive of BT Infonet, said: "We are about to begin a new era as part of BT, bringing significant opportunities for our customers and employees. BT Infonet brings market-leading skills in network management services, a brand identified with customer service excellence, a suite of services tailored to the needs of a continually globalizing world, global presence and reach around the world, and a stable entrepreneurial organization. It also brings a customer base of leading multinational organisations such as Volkswagen, Nestle, Bayer, IBM, DHL and Solvay. As a part of BT Global Services, we will remain focused on the same goal: to be the partner of choice for multinationals when it comes to launching and servicing mission critical applications."

Infonet's stock has today ceased trading on the New York Stock Exchange. EquiServe has been retained by BT to serve as paying agent. As soon as practicable, the paying agent will mail a letter of transmittal to each person who was a holder of stock at the effective time of the merger. The letter of transmittal will contain instructions for use in surrendering certificates formerly representing shares of Infonet common stock in exchange for $2.06 per share in cash.


About BT

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include IT and networking services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

- BT Retail, providing a comprehensive range of communications and related services to over 20m UK consumers and businesses.

- BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband and private circuits.

- BT Global Services, providing IT and networking services to meet the needs of multi-site organisations globally. BT Global Services operates in more than 130 countries and also offers international carrier services.

In the year ended 31 March 2004, BT Group's turnover was GBP18,519 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,013 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

For more information, visit www.bt.com/aboutbt

About BT Infonet

BT Infonet is a leading provider of managed network communications services for multinational entities, fully owned by BT Group and part of BT Global Services. BT Infonet offers integrated solutions optimizing the complex relationship between enterprise applications and the global network. BT Infonet provides local service support in over 70 countries and territories and its network is accessible from more than 180 countries


Notice

This release may include statements that constitute "forward-looking statements", including with regard to the Infonet acquisition. These statements are made pursuant to the safe harbour provisions of the private Securities Litigation Reform Act of 1995. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Neither BT nor Infonet undertakes any obligation to up-date these statements for revisions or changes after the date of this release.

(1) As at 31 March, 2004


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 25 February, 2005